UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 21, 2017 (November 30, 2016)

Telco Cuba, Inc.
(Exact name of Registrant as specified in its charter)

Nevada
(State of Incorporation)

000-53157	**98-0546544**
(Commission File Number)	(I.R.S. Employer Identification No.)

4960 South West 52nd Street, #404
Davie, Florida 33314
(Address of principal executive offices)

305-747-7647
(Registrant’s telephone number, including area code)

2001 Hollywood Blvd, Suite 202
Hollywood, Florida 33019
(Former Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

As of January 31, 2017, the Company moved its headquarters to 4960 Southwest 52 Street, #404, Davie, Florida 33314. The company's mailing address remains the same, 20533 Biscayne Blvd, Suite 41311, Aventura, FL 33180. The Company's main telephone number remains the same, telephone: +1 (305) 747 – 7647.

Item 5.02. Departure of Directors, or Principle officers; Election of Directors; Appointment of principal officers.

On January 1, 2017 the Board of Directors of Telco Cuba, Inc., a Nevada corporation (OTCPK: QBAN) (the "Company") accepted the resignation of Mrs. Linnette Miller from her position as an officer of our Board of Directors. Mrs. Miller will instead take the position of Chief Financial Officer. Mrs. Miller will handle the companies accounting and reporting obligations and maintain the company current with all its financial reporting obligations.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On November 30, 2016, the Registrant amended its Articles of Incorporation by filing Amended and Restated Articles of Incorporation to increase the total number of authorized shares from 975,000,000 shares to 2,000,000,000 shares including 1,999,000,000 shares of $0.001 par value common stock and 1,000,000 shares of $0.001 par value preferred stock. The Amended and Restated Articles of Incorporation authorize the Registrant's board of directors to designate from time to time one or more classes or one or more series of preferred stock within any class, and to prescribe the voting powers, designations, preferences, limitations, restrictions and relative rights of the shares of each such series of preferred stock, without requiring a vote of the shareholders.

On November 30, 2016, the Registrant amended its Articles of Incorporation by filing Amended and Restarted Articles of Incorporation to restate Article 4 of the Articles of Incorporation. Article 4 now reads as follows:

BOARD OF DIRECTORS
The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such a manner as shall be provided by the bylaws of this corporation, providing that the number of directors shall not be reduced to less than one (1).
The name and post office address of the board of directors shall be listed as follows:
Board of Directors 20533 Biscayne Blvd c/o Amgentech, Inc. #41311 Aventura, FL 33180 United States of America


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Telco Cuba, Inc.

By: /s/ William J Sanchez
William J Sanchez
Director, President, Chief Financial Officer, Secretary, and Treasurer
Date: February 21, 2017